

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 29, 2008

Mr. James E. Earnest
President
Universal Bioenergy, Inc.
128 Biodiesel Drive
Nettleton, MS 38858

> **Re:** **Universal Bioenergy, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 21, 2007**
> **Item 4.01 Form 8-K/A**
> **Filed January 28, 2008**
> **File No. 333-123465**

Dear Mr. Earnest:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K/A filed January 28, 2008

1. With respect to the Exhibit 16.1 letter from your former accountants, we noted the letter does not address all elements of your filing for which the former accountant should respond. For example, we noted that the former accountant has limited their agreement to paragraphs "(ii)" and "(iv)" of your disclosure, but does not address paragraph "(v)". Please obtain and file a new letter addressed to the

commission explicitly stating whether they agree with the statements made in
your revised 8-K and, if not, the extent to which they do not agree. To the extent
your revised 8-K includes items for which the former accountant has no basis to
agree or disagree, the former accountant may choose to identify those matters in
their letter. However, the former accountant's letter should not be limited so as to
exclude items related to their engagement (e.g. your disclosure regarding
"reportable events" in paragraph "(v)" of your filing).

Closing Comments

As appropriate, please amend your filing and file your supplemental response via
EDGAR to respond to these comments within five business days. Please note that if you
require longer than five business days to respond, you should contact the staff
immediately to request additional time. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

· staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or in his absence, Kevin Stertzel at (202) 551-3723, if you have questions regarding the comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief